August 5, 2014

Mara L. Ransom

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:          Andes 1 Inc.

Registration Statement on Form 10-12G

Filed July 7, 2014

File No. 000-55238

Ms. Ransom:

This correspondence is in response to your letter dated August 5, 2014 in reference to our filing of the Form 10 filed July 7, 2014 on the behalf of Andes 1 Inc., File No. 000-55238. As a note, we will conform the changes onto Andes 2 Inc., File No. 000-55239 and Andes 3 Inc., File No. 000-55240 respectively assuming Andes 1 Inc. is clear from comments.

Please accept the following responses and note that Registrant filed amended Form 10-12G on August 5, 2014. We also acknowledge the initial comment #1 begins with the general statement of effectiveness by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Comment 2

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

2. We note your statement in the fourth paragraph on page 6 that Mr. Chiang will devote 10 hours per week to your operations. We further note your statement in the fifth paragraph on page 9 that “management anticipates devoting no more than (25) twenty five hours per week to the Company’s affairs in total.” Please clarify or revise.

Answer: Registrant notes the Commission’s comment and has amended its registration statement on page 6 to reflect the following statement. “Mr. Chiang will devote 25 hours per week of his time to our operations.”

Comment 3

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

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Please revise your disclosure to clarify that Mr. Chiang’s agreement to contribute resources to the company is limited “as (his) resources allow” and that Tech Associates Inc.’s agreement to provide resources to the company contemplates a loan to be issued in certain circumstances, as opposed to a contribution upon demand.

Answer: We have amended our registration to include the following on page 5. “Mr. Chiang’s agreement to contribute resources to the company is limited as his resources allow. The agreement with Tech Associates Inc. to provide resources to the company contemplates a loan to be issued in certain circumstances, as opposed to a contribution upon demand.”

Comment 4

Item 1A. Risk Factors, page 8

Please revise the risk factor entitles “Control by management” to clarify that future investors who receive common stock will have voting rights, even if they will not control the votes of the board of directors or stockholders, or explain how it is possible that future investors will not have voting rights.

Answer: We have amended our registration statement on page 9 under “Control by management” to reflect that future investors who receive common stock will have voting rights, even if they will not control the votes of the board of directors or stockholders.

Comment 5

Item 1A. Risk Factors, page 8

Please revise the risk factor entitled “There is currently no trading market…” to discuss the fact that your stock is not listed on an exchange or quoted on an OTC market, it is not anticipated that this will occur prior to the completion of an acquisition of a private company, and there is no guarantee that this will ever occur.

Answer: We have amended our registration statement on page 10 to reflect the following statement:

“Our stock is not listed on an exchange or quoted on an OTC market, it is not anticipated that this will occur prior to the completion of an acquisition of a private company, and there is no guarantee that this will ever occur.”

Comment 6

Item 1A. Risk Factors, page 8

We note the first paragraph on page 24. Please include a risk factor discussing this risk.

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Answer: We note the Commission’s comment and have amended our registration statement with the addition of the following risk factor on the first paragraph, page 24: “There can be no assurances made that in the event Mr. Chiang’s other business activities or opportunities come into conflict, that it will not diminish, or impact his role with the Company.”

Comment 7

Item 2. Financial Information, page 14

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14.

Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

Answer: We have amended our Registration statement on page 14 and within our risk factor section under “Our business is difficult to evaluate because we have no operating history” to reflect the following statement: “Based on Mr. Chiang’s resource commitment to our operations, we anticipate that we can continue as a going concern without obtaining additional working capital for five years.” and, “Our Chief Executive Officer, Richard Chiang has resources committed to funding our operations; we anticipate that we can continue as a going concern without obtaining additional working capital for five years.”

Comment 8

Item 5. Directors and Executive Officers, page 16

Please clarify Mr. Chiang’s employment for the last five years in his biography, including his employment from May 2012 to present.

Answer: We have amended our Registration statement on page 16 to reflect Mr. Chiang’s employment for the last five years in his biography, including his employment from May 2012 to present.

“From May 2012 to present, he has held the position of managing partner and sole owner of Tech Associates Inc. From February 2010 to May 2012, he was employed by Redwood Capital, Inc. a financial advisory firm engaged in cross borders transaction in China, as a Managing Director of private equity. From January 2009 to January 2010, Mr. Chiang was employed as an Associate Partner of BayPeak LLC, a financial advisor engaged in cross borders transaction in China.”

Comment 9

Item 11. Description of Registrant’s Securities to be Registered, page 26

Common Stock, page 26

We note your statement that “All of the outstanding shares of common stock are fully paid and non-assessable.” It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

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Answer: We have amended our Registration statement on page 26, under “Common Stock” and have removed the statement.

Comment 10

Preferred stock, page 27

We note your statement that the description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company’s Certificate of Incorporation and By-Laws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Answer: We note the Commission’s comment and have amended our Registration statement on page 28, under “Preferred Stock” and have removed the statement. “The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company’s Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Registration Statement on Form 10 on July 7, 2014.”

Comment 11

Trading of Securities in Secondary Market, page 27

Please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker or quotation will be obtained.

Answer: We have amended our filing to reflect the following statement on page 28: “We will require a market-maker to apply for the quotation of our common stock on the Over-the-Counter Bulletin Board, but there can be no assurances that a market-maker or quotation will be obtained.”

Comment 12

Signatures, page 30

We note that Mr. Chiang has signed the registration statement in his capacity as “President, Secretary, and Treasurer” of your company. We further note that you have not disclosed in Item 5 of your filing or elsewhere that Mr. Chiang holds the office of President. Please revise your disclosure to correct or explain any inconsistencies.

Answer: We have amended our filing to reflect Mr. Chiang’s capacity throughout our registration statement as: “President, Chief Executive Officer, Secretary, Treasurer and Director.”

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President

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